Exhibit 2.6

FORM OF EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT, dated as of [•], 201[•] (this “Agreement”), is entered into by and among General Electric Company, a New York corporation (the “Company”), Transportation Systems Holdings Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“SpinCo”), Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Parent”), and Wabtec US Rail, Inc., a Delaware corporation and an indirect subsidiary of Parent (“Direct Sale Purchaser”). “Party” or “Parties” means the Company, SpinCo, Parent or Direct Sale Purchaser, as applicable, individually or collectively, as the case may be. Capitalized terms used and not defined herein shall have the meanings set forth in, as applicable, the Separation, Distribution and Sale Agreement by and among the Company, SpinCo, Parent and Direct Sale Purchaser, dated as of May 20, 2018 (the “Separation Agreement”), or the Agreement and Plan of Merger by and among the Company, SpinCo, Parent and Wabtec US Rail Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent, dated as of May 20, 2018 (the “Merger Agreement”).

WHEREAS, as contemplated by the Separation Agreement, the Parties desire to enter into this Agreement to provide for the allocation of Assets, Liabilities, and responsibilities with respect to certain matters relating to employees (including employee compensation and benefit plans and programs) among them; and

WHEREAS, in connection with the Separation Agreement and the Merger Agreement, the Company, SpinCo, Parent and Direct Sale Purchaser desire to enter this Agreement with respect to certain employee matters following the Distribution Effective Time and Merger Effective Time.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   General. For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this ARTICLE I.

“Automatically Transferring Tiger Employee” means any employee of the Company or any of its Subsidiaries whose employment automatically transfers to a Tiger Group Member by operation of the Regulations as a consequence of the arrangements contained in this Agreement and the Separation Agreement.

“Collective Bargaining Agreement” means each U.S. CBA and each Non-U.S. CBA.

“Company Corporate Rotational Program” means the Company’s corporate rotation program.

“Company Personal Data” means any information relating to an identified or identifiable natural person that (i) is obtained by Parent or any of its Affiliates from the Company or any of its Affiliates or Representatives, (ii) is processed by Parent or any of its Affiliates on behalf of the Company or any of its Affiliates, (iii) pertains to the personnel of the Company or any of its Affiliates, or (iv) is created by Parent or any of its Affiliates based on information of the types referred to in any of clauses (i), (ii) or (iii) above.

“Company Plan” means each Employee Plan which is not a Transferring Arrangement.

“Continuation Period” means for each Continuing Employee, the period of twelve (12) months following the Merger Effective Time or the Closing Date, as applicable.

“Continuing Employee” means each (i) Tiger Employee who continues employment with a SpinCo Group Member or Direct Sale Transferred Subsidiary as of the applicable Employment Commencement Date, (ii) Automatically Transferring Tiger Employee, (iii) Offer Employee (other than an Inactive Offer Employee) who is offered employment with Direct Sale Purchaser or one of its Subsidiaries in accordance with Section 2.1(a)(iii), accepts such offer of employment and commences employment with Direct Sale Purchaser or one of its Subsidiaries as of the Closing Date, and (iv) Inactive Offer Employee who is offered employment with Direct Sale Purchaser or one of its Subsidiaries and commences such employment in accordance with Section 2.1(a)(iv).

“Employee Agreements” means the Retention Agreements and all other individual employment, retention, termination, severance and other similar agreements, in each case (i) (x) materially consistent with the forms of agreement set forth on Annex A to this Agreement or (y) which are governed by non-U.S. law and immaterial to the Tiger Group as a whole and do not provide for the payment of severance, retention or change in control compensation or benefits, and (ii) entered into (x) between a Tiger Group Member and any current employee of such Tiger Group Member, Offer Employee, or Former Tiger Employee or (y) between the Company or its Affiliates and any Continuing Employee or Former Tiger Employee.

“Employee Plans” means all (i) employee benefit plans (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) retirement, welfare benefit, bonus, stock option, stock purchase, restricted stock, incentive, supplemental retirement, deferred compensation, retiree health, life insurance, severance, Code Section 125 flexible benefit, or vacation plans, programs or agreements, and (iii) individual employment, retention, termination, or severance agreements, in each case pursuant to which the Company or any of its Affiliates currently has any obligation with respect to any Tiger Employee, Offer Employee or Former Tiger Employee, other than governmental plans or arrangements (including severance, termination indemnities or other similar governmental benefits maintained for employees outside of the United States).

“Employment Commencement Date” means (i) for any Continuing Employee who is employed by a SpinCo Group Member or Direct Sale Transferred Subsidiary, the Distribution Date, (ii) for any Automatically Transferring Tiger Employee, the later of the Distribution Date and the date on which such employee’s employment transfers to a Tiger Group Member automatically by operation of the Regulations, (iii) for any Continuing Employee who is an Inactive Offer Employee, the date on which such Continuing Employee commences active employment with Direct Sale Purchaser or one of its Subsidiaries, and (iv) for any Continuing Employee not described in clause (i), (ii) or (iii), the Closing Date.

“Employment Liabilities” means (i) Liabilities, whether arising prior to, at or after the Distribution Effective Time, relating to any Continuing Employee, and (ii) Liabilities, in each case arising prior to the Distribution Effective Time, relating to any Former Tiger Employee or any Tiger Employee or Offer Employee who, in either case, does not become a Continuing Employee, in each of the cases of items (i) and (ii), other than the Excluded Employment Liabilities.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Employment Liabilities” means any Liabilities (i) relating to or arising from the U.S. CBAs (including, but not limited to, any pending grievances, arbitrations, settlements, side letters, memoranda of agreement or other obligations under the U.S. CBAs), (ii) relating to or arising from any Employee Plans that are not expressly allocated to a Tiger Group Member pursuant to the terms of this Agreement, or (iii) expressly allocated to the Company or its Affiliates pursuant to the terms of this Agreement; provided that, any such Liabilities under clause (ii) above that are obligations of a Tiger Group Member that exists as of the date of execution of the Merger Agreement will remain the obligations of such Tiger Group Member, other than those obligations (A) expressly allocated to the Company or its Affiliates pursuant to the terms of this Agreement or (B) that are contractual obligations of the Company or its Affiliates that are not Tiger Group Members but which, as a result of Applicable Law, have become obligations of a Tiger Group Member. For the avoidance of doubt, nothing in this Agreement will require a Tiger Group Member to assume sponsorship or maintenance of any Company Plan, other than the Employee Agreements.

“Former Tiger Employee” means an individual who is not employed by the Company or its Affiliates (including the SpinCo Group or any Direct Sale Transferred Subsidiary) immediately prior to the Distribution Effective Time but was immediately prior to the termination of such individual’s employment either (i) employed by a SpinCo Group Member or any Direct Sale Transferred Subsidiary or (ii) employed by the Company or its Affiliates (excluding the SpinCo Group and any Direct Sale Transferred Subsidiaries) and providing at least 80% of such individual’s business services in support of the Tiger Business.

“Inactive Offer Employee” means each Offer Employee primarily employed in the United States who (i) is employed by the Company or its Affiliates (excluding the SpinCo Group and the Direct Sale Transferred Subsidiaries), (ii) immediately prior to the Distribution Date, is on leave of absence (excluding vacation, holiday, jury duty or similar absence), and (iii) has a right of reinstatement pursuant to a policy of the Company or its Affiliates or Applicable Law.

“Non-U.S. CBA” means each collective bargaining agreement, works agreement or other agreement that was, prior to the Distribution Effective Time, entered into between the Company, or an Affiliate of the Company, and any labor union, works council or other labor organization representing any Non-U.S. Continuing Employee.

“Non-U.S. Company Plan” means a Company Plan which is not a U.S. Company Plan.

“Non-U.S. Continuing Employees” means Continuing Employees who are not U.S. Continuing Employees.

“Non-U.S. Transferring Arrangements” means the Transferring Arrangements that are not U.S. Transferring Arrangements.

“Offer Employee” means each employee who is employed by the Company or its Affiliates (other than a SpinCo Group Member or a Direct Sale Transferred Subsidiary) and is providing at least 80% of such employee’s business services in support of the Tiger Business, provided such employee is not an Automatically Transferring Tiger Employee.

“Parent Benefit Plan” has the meaning set forth in the Merger Agreement.

“Regulations” means (i) the Acquired Rights Directives 2001/23/EC and all national legislation enacted to give effect to the Acquired Rights Directives 2001/23/EC in each member state of the European Economic Area in which one or more Tiger Employees are based or carry out their work from time to time, and (ii) all other national legislation or common law in any applicable country which effects the automatic transfer of employees on the sale or transfer or continuation of a business.

“Restricted Employees” means the categories of employees identified in Section 11.5 and Section 11.6.

“Retention Agreements” means the written agreements regarding retention award payments between the Company or one of its Affiliates and certain employees, a form of which has been provided to Parent prior to the execution of the Merger Agreement.

“SpinCo Group Member” means SpinCo and each other member of the SpinCo Group.

“Tiger Benefit Plan” has the meaning set forth in the Merger Agreement.

“Tiger Employee” means any (i) employee who immediately prior to the Distribution Effective Time is employed by a SpinCo Group Member or a Direct Sale Transferred Subsidiary or (ii) Automatically Transferring Tiger Employee.

“Tiger Group Member” means each member of the Tiger Group.

“Transferring Arrangements” means each of the Employee Plans set forth on Annex B to this Agreement.

“U.S. CBA” means each agreement governed by Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185, between the Company, or an Affiliate of the Company, and any labor organization representing any employees working for the Tiger Business and employed in the United States.

“U.S. Company Plans” means any Company Plans primarily covering (i) current employees of the Company or any of its Affiliates who are employed in the United States or (ii) former employees of the Company or any of its Affiliates who immediately prior to the termination of their employment were employed in the United States.

“U.S. Continuing Employees” means all Continuing Employees employed in the United States.

“U.S. Transferring Arrangements” means each Transferring Arrangement primarily covering Tiger Employees or Offer Employees who are primarily employed in the United States or Former Tiger Employees who were primarily employed in the United States.

ARTICLE II
EMPLOYMENT OF TIGER EMPLOYEES AND OFFER EMPLOYEES

Section 2.1   Continuation of Employment and Offers of Employment.

(a)	As of the applicable Employment Commencement Date,
(i)	(A) SpinCo shall, or shall cause a SpinCo Group Member to, continue to employ each Tiger Employee who immediately prior to such Employment Commencement Date was employed by a SpinCo Group Member, and (B) Direct Sale Purchaser shall cause a Direct Sale Transferred Subsidiary to continue to employ each Tiger Employee who immediately prior to such Employment Commencement Date was employed by such Direct Sale Transferred Subsidiary;
(ii)	SpinCo and Direct Sale Purchaser shall, or shall cause their respective Subsidiaries to, accept the automatic transfer and continue the employment of the Automatically Transferring Tiger Employees as successor employers;
(iii)	Direct Sale Purchaser shall, or shall cause one of its Subsidiaries to, offer employment to each Offer Employee who is not an Inactive Offer Employee;
(iv)	Direct Sale Purchaser shall, or shall cause one of its Subsidiaries to, offer employment to each Inactive Offer Employee, provided that, not later than the later of (i) twelve (12) months after the Distribution Date or (ii) such longer period as required by Applicable Law, such Inactive Offer Employee presents himself or herself to Direct Sale Purchaser or its applicable Subsidiary as able to commence active employment with Direct Sale Purchaser or such Subsidiary and actually commences such employment by such date.

Each offer of employment made pursuant to this Section 2.1 will be consistent with the terms and conditions set out in this Agreement.

(b)	Census. Prior to the execution of the Merger Agreement, the Company provided to Parent a true and complete census (the “Employee Census”), as of the date provided, of all (i) employees of a SpinCo Group Member, (ii) employees of a Direct Sale Transferred Subsidiary, (iii) Automatically Transferring Tiger Employees, and (iv) Offer Employees, with each individual identified by name (where permitted by Applicable Law), employee identification number, employing entity, location, title and active or inactive status. The Company shall provide to Parent between ten (10) Business Days and fifteen (15) Business Days prior to the Distribution Date an updated version of the Employee Census, which shall be true and complete as of the date provided, and which shall (A) reflect employment terminations and new hires and transfers and (B) identify whether each individual is employed by a Tiger Group Member, is an Automatically Transferring Tiger Employee, or is an Offer Employee (separately identifying whether any such individual is in the Company Corporate Rotational Program). Prior to the Distribution Date the Company may only add individuals to the Employee Census (x) who are hired or transferred in the ordinary course of business consistent with past practice either (I) to replace individuals who were removed from the Employee Census due to employment terminations or (II) as manufacturing or production employees or (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 2.2   No Guarantee of Employment.  Notwithstanding any other provision of this Agreement, the Separation Agreement, the Merger Agreement or any Collective Bargaining Agreement, and subject to Applicable Law, no Tiger Group Member shall be obligated to continue to employ any Continuing Employee for any specific period of time following his or her Employment Commencement Date.

Section 2.3   Terms and Conditions of Employment.

(a)	Generally. During the applicable Continuation Period, while employed by SpinCo, Parent, Direct Sale Purchaser, any Direct Sale Transferred Subsidiary or any of their respective Affiliates, each Continuing Employee shall be entitled to receive from Parent, SpinCo, Direct Sale Purchaser, any Direct Sale Transferred Subsidiary or one of their respective Affiliates:
(i)	at least the same salary or wages, same cash incentive compensation opportunities and same cash bonus opportunities as were provided to such Continuing Employee immediately prior to the Distribution Effective Time;

(ii)	employee benefits having a comparable aggregate employer-provided value (including the value of tax qualified and non-tax qualified defined benefit plans and retiree health benefits) to those provided to such Continuing Employee by the Company and its Affiliates immediately prior to the Distribution Effective Time; provided, that for purposes of this covenant, stock options and other equity awards shall be disregarded, except as otherwise required by Applicable Law; and
(iii)	to the extent required by Applicable Law or a Transferring Arrangement, other material terms and conditions of employment as were provided to such Continuing Employee immediately prior to the Distribution Effective Time, subject to the terms and conditions of this ARTICLE II.
(b)	Bonuses. As of the Distribution Effective Time, SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, honor all obligations of the Company and its Affiliates to each Continuing Employee pursuant to any cash incentive or bonus program covering such Continuing Employee as of the Distribution Effective Time. SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, pay Continuing Employees cash incentives or bonuses for the entire applicable performance measurement period which includes the Distribution Effective Time in accordance with such programs.
(c)	Vacation and Paid Time Off. SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, provide vacation benefits to Continuing Employees for so long as they are employed with SpinCo, Direct Sale Purchaser, any Direct Sale Transferred Subsidiary or one of their respective Affiliates that are at least as favorable as those provided to Continuing Employees under the applicable vacation program of the Company or its Affiliates immediately prior to the Distribution Effective Time. Effective as of the Distribution Effective Time, SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, honor all obligations of the Company, SpinCo and their respective Affiliates for the accrued, unused vacation and paid time off as of the Distribution Effective Time for Continuing Employees.
(d)	Severance Benefits. SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, provide severance benefits to any Continuing Employee who is laid off or terminated by SpinCo, Direct Sale Purchaser, any Direct Sale Transferred Subsidiary or any of their respective Affiliates during the applicable Continuation Period in an amount that is equal to the greater of (i) the severance benefits that the Continuing Employee would have been entitled to pursuant to the terms of any Tiger Benefit Plan or severance and/or layoff plan of the Company or its Affiliates, as applicable, as would have applied to such Continuing Employee immediately prior to the Distribution Effective Time, or (ii) the severance benefits provided under the severance arrangements of Parent, SpinCo, Direct Sale Purchaser, any Direct Sale Transferred Subsidiary or one of their respective Affiliates applicable to similarly-situated employees, in either case to be calculated on the basis of the Continuing Employee’s compensation and service at the time of the layoff or other termination. Severance benefits shall be administered under the terms of the applicable severance plan of Parent, SpinCo, Direct Sale Purchaser, a Direct Sale Transferred Subsidiary or any of their respective Affiliates. In addition, SpinCo shall consider such laid off or terminated Continuing Employee for a pro rata bonus under the terms of the bonus plan of Parent, SpinCo or their respective Affiliates in which the employee participates, including as contemplated by Section 2.3(b).
(e)	Credit for Service. SpinCo, Direct Sale Purchaser, and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, credit Continuing Employees for service earned prior to the Distribution Effective Time with the Company or any of its Affiliates based on information provided by the Company to SpinCo, in addition to service earned with Parent, SpinCo, Direct Sale Purchaser, a Direct Sale Transferred Subsidiary and any of their respective Affiliates after the Distribution Effective Time, (i) to the extent that service is relevant for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff and similar benefits under any retirement or other employee benefit plan, program or arrangement of Parent, SpinCo, Direct Sale Purchaser, a Direct

Sale Transferred Subsidiary or any of their respective Affiliates for the benefit of the Continuing Employees after the Distribution Effective Time, and (ii) for such additional purposes as may be required by Applicable Law; provided, however, that nothing herein shall result in a duplication of benefits with respect to the Continuing Employees.

(f)	Pre-existing Conditions; Coordination. SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, and shall cause their respective Affiliates to, waive limitations on benefits relating to any pre-existing conditions of the Continuing Employees and their eligible spouses and dependents. SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, and shall cause their respective Affiliates to, recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to Continuing Employees, deductible and out-of-pocket expenses paid by Continuing Employees and their respective spouses and dependents under the Company’s or any of its Affiliates’ health plans in the calendar year in which the Distribution Effective Time occurs.
(g)	Non-U.S. Continuing Employees. In the case of the Non-U.S. Continuing Employees, SpinCo, Direct Sale Purchaser, each Direct Sale Transferred Subsidiary, and their respective Affiliates shall comply with any additional obligations or standards required by Applicable Laws and any applicable Non-U.S. CBA governing the terms and conditions of their employment or severance of employment in connection with the Distribution, the Direct Sale, the Merger or otherwise.
(h)	Collective Bargaining Agreements. The Parties understand and agree that the obligations referenced in subsections (a), (c), (d) and (e) above shall be superseded by the terms of any collective bargaining agreement entered into on or after the Closing Date with respect to any Continuing Employees covered by such collective bargaining agreement.

Section 2.4   Collective Bargaining Agreements.

(a)	U.S. CBAs. For the Continuing Employees who are Offer Employees covered by any U.S. CBA, Parent shall, or shall cause Direct Sale Purchaser to, consistent with Applicable Law and to the extent Parent and/or Direct Sale Purchaser is deemed to be a successor employer under the National Labor Relations Act, recognize and, if requested to, bargain in good faith as a successor employer with any labor organization that has been certified or recognized as the exclusive collective bargaining representative of any Continuing Employee who is an Offer Employee; provided, that nothing in this Agreement, the Separation Agreement or the Merger Agreement requires Parent, Direct Sale Purchaser or any of their Affiliates to assume any U.S. CBAs.
(b)	Non-U.S. CBAs. Subject to Parent’s compliance with its obligations pursuant to Section 2.4(c), prior to the Distribution Effective Time, the Company shall, or cause an Affiliate of the Company to:
(i)	ensure that a Tiger Group Member assumes or maintains each Non-U.S. CBA that (A) covers any Non-U.S. Continuing Employees, (B) otherwise requires assumption by Applicable Law, or (C) expressly states that such agreement applies to successors;
(ii)	provide notice of the Distribution and Merger to each labor organization representing any Non-U.S. Continuing Employee that is covered by a Non-U.S. CBA in accordance with the Regulations and/or other Applicable Laws, if applicable;
(iii)	ensure that a Tiger Group Member recognizes and bargains in good faith with the applicable representative bodies of any Non-U.S. Continuing Employees, in each case, in connection with the transactions contemplated by this Agreement and the Separation Agreement, to the extent applicable;
(iv)	comply with any consultation obligations with labor unions, works councils or other labor organizations representing employees of the Tiger Business employed outside of the United States in accordance with the Regulations and/or other Applicable Laws; and
(v)	take no actions in violation of the Regulations or other Applicable Laws pertaining to the protection of employee rights in the event of the transfer of undertakings.

(c)	Cooperation by Parent. Parent shall, and shall cause its Affiliates to, cooperate in good faith with the Company and its Affiliates to enable the Company to meet its obligations pursuant to Section 2.4(b), including, without limitation, by promptly providing the Company with any such information as the Company may reasonably request in order to meet its consultation obligations pursuant to Section 2.4(b)(iv).
(d)	Collective Bargaining. Prior to the Merger Effective Time, the Company or an Affiliate of the Company will comply with any notice and/or collective bargaining obligations under Applicable Laws or Regulations with respect to the transactions contemplated by the Merger Agreement, the Separation Agreement and this Agreement. Subject to Applicable Law, the Company shall provide advance notice to Parent of any material modifications to any Collective Bargaining Agreement covering any employees of the Tiger Business; provided that, prior to the Merger Effective Time, the Company shall retain the sole authority to agree to or implement any modifications.
(e)	Indemnification for Certain Excluded Employment Liabilities. Notwithstanding any other provision of this Agreement, Parent will indemnify the Company for any monetary losses suffered by the Company or any of its Affiliates as a result of pending or future claims asserted by any Offer Employees (or labor organizations representing Offer Employees on behalf of such Offer Employees) under any U.S. CBAs (including, but not limited to, grievances, arbitrations, settlements or other obligations under the U.S. CBAs), excluding any claims asserted by Offer Employees (or labor organizations representing Offer Employees) pertaining to modification, termination or denial of any benefits provided under any Employee Plans that are not expressly allocated to a Tiger Group Member, provided that nothing herein shall be construed to require Parent or any Subsidiary or Affiliate of Parent to assume any contractual obligation under such U.S. CBAs.

Section 2.5   Liabilities.  As of the Distribution Effective Time, SpinCo shall, or shall cause another Tiger Group Member or another Affiliate of SpinCo to, assume or retain any and all Employment Liabilities, and such Employment Liabilities shall be treated for all purposes as SpinCo Liabilities under the Separation Agreement. As of the Distribution Effective Time, the Company shall, or shall cause an Affiliate of the Company (other than a Tiger Group Member) to, assume or retain any and all Excluded Employment Liabilities, and such Excluded Employment Liabilities shall be treated for all purposes as Excluded Liabilities under the Separation Agreement, subject to Parent’s indemnification obligations under Section 2.4(e) of this Agreement.

ARTICLE III
CONTINUING EMPLOYEES – ADDITIONAL EMPLOYMENT TERMS

Section 3.1   Individual Employee Agreements.  Within ten (10) Business Days after the execution of the Merger Agreement, the Company shall provide to Parent a true and complete list of all individuals who are a party to a Retention Agreement, including the aggregate retention payment due to each individual under the applicable Retention Agreement. Each SpinCo Group Member and Direct Sale Transferred Subsidiary shall retain exclusive responsibility at and after the Distribution Effective Time for all Employee Agreements applicable to such SpinCo Group Member or Direct Sale Transferred Subsidiary. As of the applicable Employment Commencement Date, SpinCo and Direct Sale Purchaser shall, or shall cause their respective Affiliates to, assume all obligations of the Company and its Affiliates (other than SpinCo Group Members and Direct Sale Transferred Subsidiaries) under all Employee Agreements for any Continuing Employees or Former Tiger Employees to which the Company or any of its Affiliates (other than SpinCo Group Members and any Direct Sale Transferred Subsidiaries) has any obligation, contingent or otherwise; provided, however, that the Company or such Affiliates shall be exclusively responsible for making any payments that vest as of the Closing Date (the “Closing Payments”) under the Retention Agreements, and Parent and its Affiliates shall be exclusively responsible for making any payments that vest under the Retention Agreements following the Closing Date for all Continuing Employees; provided further that, to the extent that the aggregate amount of such payments required to be made by Parent and its Affiliates exceeds $32,500,000, the Company or one of its Affiliates shall promptly pay Parent an amount equal to such excess. All Tax deductions with respect to the Closing Payments shall be for the account of the Company and its Affiliates, and the SpinCo Group and Direct Sale Purchaser shall not claim any such deductions.

Section 3.2   Corporate Program Rotational Employees.  Notwithstanding any provision to the contrary contained herein, each employee of the Company or any of its Affiliates who is in the Company Corporate Rotational Program and engaged in the Tiger Business on the Distribution Date shall be deemed to be an Offer

Employee and may elect prior to the Distribution Effective Time either to (i) accept an offer of employment pursuant to Section 2.1(a)(iii) with the opportunity to become a Continuing Employee in accordance with this Agreement and be allowed to continue the coursework to earn a certificate under the Company Corporate Rotational Program, or (ii) complete his or her rotation with the Tiger Business as an employee of the Company or any of its Affiliates and thereafter be transferred to any of the businesses of the Company or any of its Affiliates other than the Tiger Business.

ARTICLE IV
U.S. COMPANY PLANS

Section 4.1   No Assumption or Transfer of U.S. Company Plans.  Except as otherwise specifically provided herein, the SpinCo Group, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall not assume, and the Company or its Affiliates shall retain, any obligations or Liabilities under or with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts pertaining to, any of the U.S. Company Plans.

Section 4.2   Participation in U.S. Company Plans.  Except as otherwise specifically provided herein, all U.S. Continuing Employees will cease, effective as of the applicable Employment Commencement Date, any participation in and any benefit accrual under each of the U.S. Company Plans, except as required by Applicable Law. The Company shall, and shall cause its Affiliates to, take all necessary actions to effect such cessation of participation by U.S. Continuing Employees under the U.S. Company Plans. Notwithstanding the foregoing provisions of this Section 4.2, U.S. Continuing Employees may continue after their respective Employment Commencement Date to participate in accordance with, and subject to, their eligibility under the terms of the applicable U.S. Company Plans as in effect from time to time as follows:

(a)	each U.S. Continuing Employee shall continue participation under the U.S. Company Plans which provide health, disability, worker’s compensation, life insurance or similar benefits with respect to claims incurred by such U.S. Continuing Employee and his or her eligible spouse, dependents or qualified beneficiaries, as applicable, on or prior to the applicable Employment Commencement Date;
(b)	each U.S. Continuing Employee shall continue participation under the U.S. Company Plans which are pension plans with respect to vested, accrued benefits as of the applicable Employment Commencement Date;
(c)	each U.S. Continuing Employee shall continue participation under the U.S. Company Plans with respect to outstanding stock options or other equity awards;
(d)	each eligible U.S. Continuing Employee may elect to participate in post-retirement coverage under the Company Life, Disability and Medical Plan as in effect from time to time; and
(e)	each U.S. Continuing Employee shall continue participation in the U.S. Company Plans to the extent required by Applicable Law or the terms of the U.S. Company Plans.

SpinCo, Direct Sale Purchaser and each Direct Sale Transferred Subsidiary shall, or shall cause one of their respective Affiliates to, reimburse the Company promptly for any payments under Section 4.2(a), as well as accrued and unpaid insurance premiums and other amounts, in each case, with respect to the benefits provided under Section 4.2(a), as of the Distribution Effective Time relating to the U.S. Company Plans with respect to the Tiger Business, upon receipt of periodic billing for such amounts.

Section 4.3   Flexible Spending Plan Treatment.  With respect to any U.S. Continuing Employee who immediately prior to such U.S. Continuing Employee’s Employment Commencement Date was a participant in a health or dependent care flexible spending account plan maintained by the Company or any of its Affiliates (collectively, the “Company FSA Plans”): (i) if SpinCo, Direct Sale Purchaser or any of their respective Affiliates maintains a general purpose health flexible spending account plan (a “GPHFSA Plan”), SpinCo, Direct Sale Purchaser and the Company shall, or shall cause one of their respective Affiliates to, effect an FSA Transfer (as defined below) of such U.S. Continuing Employee’s account balance (if any) under the Company GPHFSA Plan to the GPHFSA Plan of SpinCo, Direct Sale Purchaser or one of their respective Affiliates; (ii) if SpinCo, Direct Sale Purchaser or any of their respective Affiliates maintains a limited purpose health flexible spending account plan (a “LPHFSA Plan”), SpinCo, Direct Sale Purchaser and the Company shall, or shall cause one of their respective Affiliates to, effect an FSA Transfer of such U.S. Continuing Employee’s account balance (if any) under the Company LPHFSA Plan to the LPHFSA Plan of SpinCo or one of its Affiliates; and (iii) if

SpinCo, Direct Sale Purchaser or any of their respective Affiliates maintains a dependent care flexible spending account (a “DCFSA Plan”), SpinCo, Direct Sale Purchaser and the Company shall, or shall cause one of their respective Affiliates to, effect an FSA Transfer of such U.S. Continuing Employee’s account balance (if any) under the Company DCFSA Plan to the applicable DCFSA Plan of SpinCo or one of its Affiliates. For purposes of this Section 4.3 and subject to all applicable rules as required by Applicable Law and SpinCo’s, Direct Sale Purchaser’s or their respective Affiliates’ plans, an “FSA Transfer” involves (A) SpinCo, Direct Sale Purchaser or one of their Affiliates (I) effectuating the election of a U.S. Continuing Employee in effect under the applicable Company FSA Plans immediately prior to the applicable Employment Commencement Date and (II) assuming responsibility for administering and paying under the applicable plans of the Tiger Group all eligible reimbursement claims of such U.S. Continuing Employee incurred in the calendar year in which the applicable Employment Commencement Date occurs that are submitted for payment on or after such Employment Commencement Date, whether such claims arose before, on or after such Employment Commencement Date and (B) as soon as practicable following the applicable Employment Commencement Date, the Company shall (or shall cause any of its Affiliates to) cause to be transferred to a Tiger Group Member in connection with the actions taken pursuant to clauses (A) and (B) an amount in cash equal to (1) the sum of all contributions to the applicable Company FSA Plans made with respect to the calendar year in which such Employment Commencement Date occurs by or on behalf of such U.S. Continuing Employee prior to such Employment Commencement Date, reduced by (2) the sum of all claims incurred by such U.S. Continuing Employee under the applicable Company FSA Plans in the calendar year in which the applicable Employment Commencement Date occurs that are submitted for payment prior to such Employment Commencement Date; provided, however, that if the amount described in clause (2) above exceeds the amount described in clause (1) above, SpinCo or Direct Sale Purchaser shall, or shall cause a SpinCo Group Member or Direct Sale Transferred Subsidiary to, reimburse the Company for such difference.

ARTICLE V
U.S. TRANSFERRING ARRANGEMENTS

Section 5.1   As of the Distribution Effective Time, SpinCo or Direct Sale Purchaser shall assume and discharge, or cause a SpinCo Group Member or Direct Sale Transferred Subsidiary to assume or to continue sponsorship of, as the case may be, each U.S. Transferring Arrangement or shall cause their respective Affiliates to assume and discharge all obligations with respect to the U.S. Transferring Arrangements.

Section 5.2   SpinCo and the Company shall, or shall cause their respective Affiliates to, as the case may be, take any necessary actions to cause, no later than immediately prior to the Distribution Effective Time, any current or former employees of the Company and its Affiliates (other than the Tiger Employees, Offer Employees and Former Tiger Employees) who are covered by any U.S. Transferring Arrangement that is a cash bonus or cash incentive plan to cease coverage under such U.S. Transferring Arrangement.

ARTICLE VI
NON-U.S. CONTINUING EMPLOYEES

Section 6.1   Terms and Conditions of Employment.  In the case of the Non-U.S. Continuing Employees, SpinCo and Direct Sale Purchaser shall, and shall cause one of their respective Affiliates to, in addition to meeting the requirements of this Agreement, comply with any additional obligations or standards required by Applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the transfer of the Tiger Business or otherwise.

Section 6.2   Severance Indemnity.  In the event (i) the SpinCo Group, Direct Sale Purchaser or any of their respective Affiliates do not provide Non-U.S. Continuing Employees a mirror benefit plan that is identical to the provisions that are in effect as of the Distribution Effective Time under each Non-U.S. Company Plan covering Non-U.S. Continuing Employees, or (ii) the SpinCo Group, Direct Sale Purchaser or any of their respective Affiliates amends or otherwise modifies on or after the Merger Effective Time any such mirror benefit plan, any Non-U.S. Transferring Arrangement in which any Non-U.S. Continuing Employee was covered or eligible for coverage immediately prior to the Distribution Effective Time, or other term or condition of employment applicable to such Non-U.S. Continuing Employee immediately prior to the Distribution Effective Time, in each case in a manner that results in any obligation, contingent or otherwise, of the Company or its Affiliates to pay any severance, termination indemnity, or other similar benefit (including such benefits required under Applicable Law) to such person, such severance, termination indemnity, or other similar benefits (and any additional

Liability incurred by the Company or any of its Affiliates in connection therewith) shall be treated as SpinCo Liabilities subject to indemnification under the Separation Agreement.

ARTICLE VII
NON-U.S. COMPANY PLANS

Section 7.1   In the case of a Non-U.S. Company Plan, the Company or its Affiliates shall take any necessary actions to cause, as of their respective applicable Employment Commencement Dates, all Non-U.S. Continuing Employees and their eligible spouses, dependents and beneficiaries who are covered by any Non-U.S. Company Plan to cease coverage under such Non-U.S. Company Plan. With respect to a Non-U.S. Company Plan that is a defined benefit or defined contribution plan with assets set aside in a trust or other vehicle to fund the plan, except as otherwise required by Applicable Law or this Agreement, the Company and its Affiliates shall retain all Assets and Liabilities with respect to such Non-U.S. Continuing Employees and their eligible dependents and beneficiaries.

Section 7.2   In relation to the Pension Regulations 67 Years of Stichting Company - Pensioenfonds (Company Pension Foundation), the SpinCo Group or Direct Sale Purchaser will pay to the trustees of that plan such sum as the trustees shall demand in respect of exit, indexation, recovery and exception costs. Such payment will be made within 30 days of receipt of such demand. With respect to any Non-U.S. Company Plan subject to the laws of the United Kingdom of Great Britain and Northern Ireland, SpinCo Group or Direct Sale Purchaser shall, or shall cause their respective Affiliates to, pay to the trustees of each such plan all Liabilities payable under Section 75 of the Pensions Act 1995 (as modified by regulations under that Act, the Pensions Act 2004 and the Occupational Pension Schemes (Employer Debt) Regulations 2005) related to any Continuing Employee, Tiger Employee, Offer Employee or Former Tiger Employee. Any amounts paid by the SpinCo Group, Direct Sale Purchaser, or any other Tiger Group Member pursuant to this Section 7.2 shall be treated as Excluded Liabilities subject to indemnification under the Separation Agreement.

ARTICLE VIII
NON-U.S. TRANSFERRING ARRANGEMENTS

Section 8.1   As of the Distribution Effective Time, SpinCo or Direct Sale Purchaser shall assume and discharge, or shall cause a SpinCo Group Member or Direct Sale Transferred Subsidiary to assume or to continue sponsorship of, as the case may be, each Non-U.S. Transferring Arrangement or shall cause their respective Affiliates to assume and discharge all obligations with respect to the Non-U.S. Transferring Arrangements.

Section 8.2   SpinCo and the Company shall, or shall cause their respective Affiliates to, as the case may be, take any necessary actions to cause, no later than immediately prior to the Distribution Effective Time, any current or former employees of the Company and its Affiliates (other than the Tiger Employees, Offer Employees and Former Tiger Employees) and their eligible spouses, dependents and beneficiaries who are covered by any Non-U.S. Transferring Arrangement to cease coverage under such Non-U.S. Transferring Arrangement.

ARTICLE IX
AUTOMATICALLY TRANSFERRING TIGER EMPLOYEES

Section 9.1   Without prejudice to SpinCo’s and Direct Sale Purchaser’s obligations under this Agreement, the Regulations will apply to the transactions contemplated by the Separation Agreement, including the Internal Reorganization, in the jurisdictions subject to the Regulations. The Parties confirm that it is their intention that the contracts of employment of the Tiger Employees in such jurisdictions (including any rights, powers, duties and Liabilities under or in connection with their contracts) shall, to the extent required by the Regulations, transfer by operation of Applicable Law to the SpinCo Group and Direct Sale Purchaser with effect from such employee’s Employment Commencement Date, and each such Tiger Employee shall be an Automatically Transferring Tiger Employee for the purposes of this Agreement.

Section 9.2   If any contract of employment (including any rights, powers, duties and Liabilities under or in connection with such contract) of any person who should have been a Continuing Employee, was intended to be an Automatically Transferring Tiger Employee and was listed on the Employee Census (each, an “Intended Transferee”) is found or alleged to continue with the Company or its Affiliates after the Closing Date, the Parties agree that: (a) a SpinCo Group Member, Direct Sale Purchaser or one of their Affiliates shall within fourteen (14) days of discovering such a finding or allegation make to such Intended Transferee an offer in writing to employ him or her under a new contract of employment to take effect upon the termination referred to below; (b) such offer of employment will satisfy the obligations set out in Section 2.1 except as otherwise provided in this ARTICLE IX; and (c) upon that offer being made by such SpinCo Group Member, Direct Sale Purchaser or Affiliate or on the expiry of the fourteen (14)-day period from the date of discovery of such a finding or allegation, the Company or its Affiliates will terminate the employment of the Intended Transferee, and any Liabilities of any kind suffered or incurred by the Company or its Affiliates as a direct or indirect result of the employment or termination of employment of such Intended Transferee shall be treated as SpinCo Liabilities subject to indemnification under the Separation Agreement.

ARTICLE X
PENSION PLAN FUNDING

Section 10.1   Transferred Pension Plan Final PBO Amount.  For purposes of this ARTICLE X, actuarial determinations shall be based upon actuarial assumptions and methodologies used in preparing the most recent audited financial statements of the Company as of the date of the determination (“Company’s GAAP Assumptions”), with the exception that the discount rate used in the Company’s GAAP Assumptions will be adjusted (in a manner consistent with the discount rate calculated in the Company’s GAAP Assumptions) for the movement in the underlying discount rate from the date that the Company’s GAAP Assumptions were originally determined to the Distribution Effective Time. The Company shall cause a qualified actuary (“Company’s Actuary”) to provide a report within forty-five (45) days following the Distribution Effective Time setting forth a detailed calculation and breakdown of its determination of the actuarial present value of the “projected benefit obligation” as defined in Topic 715 in the FASB’s Accounting Standards Codification (the “PBO”) for each Employee Plan that transfers to the Tiger Group, Parent or one of their Affiliates pursuant to Applicable Law and Transferring Arrangement that, in each case, is a defined benefit pension or termination indemnity plan (such Employee Plans and Transferring Arrangements, the “Transferred Pension Plans”), as of the Distribution Effective Time and any back-up information reasonably required by Parent or its qualified actuary (“Parent’s Actuary”) to confirm the accuracy of such determination. Unless Parent notifies the Company of an objection to the determination by the Company’s Actuary of the PBO within forty-five (45) days following the Company’s delivery of the determination by the Company’s Actuary, such initial determinations of the PBO will become final and binding on the Company, Parent and their respective Affiliates. If Parent disputes the accuracy of the determinations, Parent and Parent’s Actuary and the Company and the Company’s Actuary shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. If Parent and the Company are able to reach agreement, then they will reduce such agreement to writing and such agreement will become final and binding on the Company, Parent and their respective Affiliates. To the extent that a dispute is unresolved after a forty-five (45)-day period following identification of such dispute, the determinations shall be verified by an independent third-party actuary selected by the mutual agreement of the Company and Parent. The decision of such third-party actuary shall be made within thirty (30) days after its engagement and shall be final, binding and conclusive on the Company, Parent and their respective Affiliates. The Company and Parent shall share equally the costs of such third-party actuary. The PBO of the Transferred Pension Plans as finally determined in accordance with this Section 10.1 shall be the “Final PBO Amount.”

Section 10.2   Pension Transfer Amounts.  Within forty-five (45) days following the Distribution Effective Time, with respect to any Transferred Pension Plan that is funded immediately prior to the Distribution Effective Time, the Company may cause the assets of the trusts or other funding vehicles under such Transferred Pension Plan to be transferred to the corresponding trusts or other funding vehicles of the Tiger Group in the form of cash (or, if mutually agreed by the Company and Parent, in the form of cash equivalents, marketable securities or insurance contracts (to the extent allowable under the terms of such contracts and exclusively intended to cover plan benefits)). The amount of assets actually transferred to the trust or other funding vehicle of the Tiger Group pursuant to this Section 10.2 with respect to each Transferred Pension Plan is referred to as the “Pension Transfer Amount.”

Section 10.3   Reimbursement for Underfunding.  Notwithstanding anything in this Agreement to the contrary, with respect to each Transferred Pension Plan, in the event the Pension Transfer Amount is less than the Final PBO Amount with respect to such plan, the Company will pay to Parent a cash amount equal to such deficit within thirty (30) days after the determination of the Final PBO Amount with respect to such plan.

ARTICLE XI
EMPLOYEE MATTERS FOLLOWING THE MERGER EFFECTIVE TIME

Section 11.1   Continuing Employees – Additional Employment Terms.  From and after the Merger Effective Time, Parent shall, and shall cause the Tiger Group and their respective Affiliates to, honor all obligations of the Tiger Group under this Agreement. In addition, if Parent or Parent’s Affiliate (other than a Tiger Group Member) employs any Continuing Employee from or after Merger Effective Time, Parent or such Affiliate shall comply with all obligations of the Tiger Group under this Agreement with respect to Parent’s or its Affiliate’s employment of such employee.

Section 11.2   Non-U.S. Continuing Employees.

(a)	Terms and Conditions of Employment. In the case of the Non-U.S. Continuing Employees, Parent shall, and shall cause each Tiger Group Member to, in addition to meeting the requirements of this Section 11.2, comply with any additional obligations or standards required by Applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the Separation, the Direct Sale, the Distribution, the Merger or otherwise.
(b)	Severance Indemnity. In the event (i) Parent, SpinCo, Direct Sale Purchaser or any of their respective Affiliates does not provide Non-U.S. Continuing Employees a mirror benefit plan that is identical to the provisions that are in effect as of the Merger Effective Time under each Non-U.S. Company Plan covering Non-U.S. Continuing Employees, or (ii) Parent, SpinCo, Direct Sale Purchaser or any of their respective Affiliates amends or otherwise modifies on or after the Merger Effective Time any such mirror benefit plan, any Non-U.S. Transferring Arrangements in which any Non-U.S. Continuing Employee was covered or eligible for coverage immediately prior to the Distribution Effective Time, or other term or condition of employment applicable to such Non-U.S. Continuing Employee immediately prior to the Distribution Effective Time, in each case in a manner that results in any obligation, contingent or otherwise, of the Company or its Affiliates to pay any severance, termination indemnity, or other similar benefit (including such benefits required under Applicable Law) to such person, such severance, termination indemnity, or other similar benefits (and any additional Liability incurred by the Company or any of its Affiliates in connection therewith) shall be treated as SpinCo Liabilities under the Separation Agreement.

Section 11.3   Cooperation and Assistance.

(a)	Mutual Cooperation by the Company and Parent. From and after the date of this Agreement and after the Merger Effective Time, the Company and Parent shall, and each shall cause their respective Affiliates (including, in the case of Parent, SpinCo and Direct Sale Purchaser) to, cooperate with the other party and its Affiliates to facilitate the obligations of Parent, SpinCo, Direct Sale Purchaser and their respective Affiliates under this Agreement, including but not limited to (i) providing (to the extent permitted by Applicable Law) such current information regarding Continuing Employees or Former Tiger Employees on an ongoing basis as may be necessary to facilitate determinations of eligibility for, and payments of benefits to, such employees (and their spouses and dependents, as applicable) under the Parent Benefit Plans, Transferring Arrangements or Company Plans, as applicable, and (ii) giving such assistance as either party may reasonably require to comply with Applicable Law and regulations governing the transfer of employment from the Company or its Affiliates to SpinCo, Direct Sale Purchaser or their respective Affiliates (including Parent).
(b)	Consultation with Employee Representative Bodies. The Parties shall, and shall cause their respective Affiliates to, mutually cooperate in undertaking all legally required provision of information to, or consultations, discussions or negotiations with, employee representative bodies (including any unions or works councils that represent any individuals who are intended to become Continuing Employees covered by a Collective Bargaining Agreement) which represent employees affected by the transactions contemplated by this Agreement, the Separation Agreement and the Merger Agreement.

Section 11.4   Employee Data Protection.

(a)	Parent shall, and shall cause SpinCo, Direct Sale Purchaser and any applicable Affiliate of Parent, SpinCo or Direct Sale Purchaser to, comply with all Applicable Laws regarding the maintenance, use, sharing and processing of Company Personal Data, including, but not limited to (i) compliance with any applicable requirements to provide notice to, or obtain consent from, the data subject for processing of Company Personal Data or the identification of such other lawful basis for processing after the Merger Effective Time, and (ii) taking any other steps necessary to comply with Applicable Laws in relation to data protection, including but not limited to, the execution of any separate agreements with the Company or its Affiliates to facilitate the lawful processing of certain Company Personal Data (such agreements to be executed before or after the Merger Effective Time, as necessary).

(b)	The Company shall, and shall cause its Affiliates to, comply with all Applicable Laws regarding the maintenance, use, sharing and processing of Company Personal Data, including, but not limited to (i) compliance with any applicable requirements to provide notice to, or obtain consent from, the data subject for processing of Company Personal Data or the identification of such other lawful basis for processing before the Distribution Effective Time (including with respect to transfer of Company Personal Data to Parent or any of its Affiliates), and (ii) taking any other steps necessary to comply with Applicable Laws in relation to data protection, including but not limited to, the execution of any separate agreements with Parent, SpinCo or their respective Affiliates to facilitate the lawful processing of certain Company Personal Data (such agreements to be executed before or after the Merger Effective Time as necessary, notwithstanding anything to the contrary above).
(c)	Parent shall, and shall cause SpinCo, Direct Sale Purchaser and all applicable Affiliates of Parent, SpinCo and Direct Sale Purchaser to, share and otherwise process Company Personal Data only as legally permitted. Parent, SpinCo, Direct Sale Purchaser and their respective Affiliates shall use appropriate technical and organizational measures to ensure the security and confidentiality of Company Personal Data in order to prevent, among other things, accidental, unauthorized or unlawful destruction, damage, modification, disclosure, access or loss. Parent agrees that, before the Merger Effective Time, neither it nor its Affiliates shall disclose any Company Personal Data to third parties without the express written approval of the Company, unless required by Applicable Law. Parent, SpinCo, Direct Sale Purchaser and their respective Affiliates shall promptly inform the Company of any breach of this security and confidentiality undertaking, unless prohibited from doing so by Applicable Law.

Section 11.5   Non-Solicitation by the Company.  During the twelve (12)-month period following the Merger Effective Time, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit or induce or attempt to solicit or induce any Continuing Employee who was a member of the Company’s executive band or higher immediately prior to the Distribution Effective Time to leave the employ of Parent, SpinCo or their respective Affiliates.

Section 11.6   Non-Solicitation by Parent.  During the twelve (12)-month period following the Merger Effective Time, Parent shall not, and shall cause its Subsidiaries (including SpinCo, Direct Sale Purchaser and its Subsidiaries) not to, directly or indirectly, induce or attempt to induce to leave the employ of the Company or its Affiliates any person who at the time occupies, or at any time during the preceding twelve (12) months occupied, a position: (i) assigned to the executive band or higher and working on matters relating to SpinCo or any other Tiger Group Member or the transactions contemplated by this Agreement, the Ancillary Agreements and the Merger Agreement or (ii) in connection with the provision of services to Parent, SpinCo, Direct Sale Purchaser or their respective Affiliates pursuant to a transition services agreement, in each case, whether or not such employee is a full-time or a temporary employee of the Company or its Affiliates, and whether or not such employment is pursuant to a written agreement.

Section 11.7   Exceptions to Non-Solicitation Restrictions.  Notwithstanding the limitations in Section 11.5 and Section 11.6 applicable to the Restricted Employees, such limitations shall not prohibit the Company and its Affiliates or Parent, SpinCo, Direct Sale Purchaser and their respective Affiliates from: (i) soliciting any Restricted Employee whose employment has been terminated, or who has been provided with formal notice of layoff, by Parent, SpinCo, Direct Sale Purchaser or their respective Affiliates or the Company or its Affiliates, as the case may be, (ii) placing public advertisements or conducting any other form of general solicitation that is not specifically targeted towards the Restricted Employees, or (iii) soliciting specifically identified Restricted Employees with the prior written agreement of the other Party.

ARTICLE XII
MISCELLANEOUS

Section 12.1   Impermissibility; Good Faith.  In the event that any provision of this Agreement is not permissible under any Applicable Law or practice, the Parties agree that they shall proceed in good faith under such Applicable Law or practice to carry out to the fullest extent possible the purposes of such provision.

Section 12.2   No Third Party Beneficiaries.  Notwithstanding the provisions of this Agreement or any provision of the Separation Agreement or the Merger Agreement, nothing in this Agreement (whether express or implied) is intended to or shall (i) create any third party beneficiary or other rights in any employee or former employee of the Company, Parent, the Tiger Group Member or any of their respective Subsidiaries or Affiliates (including any beneficiary or dependent thereof), or any other Person, (ii) amend any Employee Plan or any other employee benefit plan, program, policy or arrangement, (iii) require any Tiger Group Member, Parent, the Company or their respective Affiliates to continue any employee benefit plan, program, policy or arrangement beyond the time when it otherwise lawfully could be terminated or modified or (iv) provide any Tiger Employee, Offer Employee, Continuing Employee or any other individual with any rights to continued employment or in any way limit the ability of the Company, Parent, any Tiger Group Member or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason.

Section 12.3   Incorporation by Reference from Separation Agreement.  The provisions of Article 7 of the Separation Agreement are incorporated by reference into this Agreement mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

GENERAL ELECTRIC COMPANY

By:
Name:
Title:
TRANSPORTATION SYSTEMS HOLDINGS INC.

By:
Name:
Title:
WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:
Name:
Title:
WABTEC US RAIL, INC.

By:
Name:
Title:

Annex A

Employee Agreements

All Tiger Benefit Plans that are designated as “Employment Contract Templates” on Section 4.17(a) of the SpinCo Disclosure Schedule are incorporated by reference herein.

Annex B

Transferring Arrangements

1.   Transferred Pension Plans

All Tiger Benefit Plans designated as “Transferring Defined Benefit and Termination Benefit Plans” on Section 4.17(a) of the SpinCo Disclosure Schedule are incorporated by reference herein.

2.   Transferred Bonus Plans

All Tiger Benefit Plans designated as “Incentive Plans” on Section 4.17(a) of the SpinCo Disclosure Schedule are incorporated by reference herein.